CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $.01 par value	490,000	$47.94	$23,490,600	$923.18

(1) Estimated solely for purposes of determining the registration fee, based on the average of the high and low prices for the Common Stock as reported on the New York Stock Exchange on January 2, 2008, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(2) The filing fee of $923.18 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)5
Registration No. 333-134815

PROSPECTUS SUPPLEMENT
(To prospectus dated June 7, 2006)

CommScope, Inc.

490,000 Shares
of
Common Stock
____________________

On December 27, 2007, Andrew Corporation (“Andrew”) became our indirect wholly-owned subsidiary as a result of a merger of our indirect wholly-owned subsidiary, DJRoss, Inc., into Andrew.  In the merger, each outstanding share of Andrew common stock, par value $0.01 per share, was converted into the right to receive $13.50 in cash and 0.031543 shares of our common stock, par value $0.01 per share.

As of the date of this prospectus, Andrew has outstanding $210,500,000 aggregate principal amount of its 3¼% Convertible Subordinated Notes due August 15, 2013, which we refer to as the Andrew convertible notes or the notes.  As a result of the merger, the Andrew convertible notes will be convertible, upon the terms and conditions specified in the related indenture, initially at the conversion rate of $986.15 in cash and 2.304159 shares of our common stock per $1,000 principal amount of notes (subject to adjustment from time to time and payments in lieu of fractional shares, as provided in the indenture).

This prospectus relates to the offering by us of up to 490,000 shares of our common stock from time to time upon conversion of the Andrew convertible notes. These shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, during the period of time that the registration statement of which this prospectus is a part remains effective.

We will not receive any proceeds from the offering of our common stock under this prospectus.

Our common stock  trades on the New York Stock Exchange under the symbol “CTV.” On January 2, 2008, the closing price of our common stock on the New York Stock Exchange was $47.34 per share.

Investing in our common stock involves risks.  See “Risk Factors” on page S-4 of this prospectus supplement.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

____________________

The date of this prospectus supplement is January 3, 2008

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

	Page		Page
The Company	1	Description Of The Securities	3
About This Prospectus	1	Ratio Of Earnings To Fixed Charges And Deficiency In The Coverage Of Earnings To Fixed Charges	3
Where You Can Find More Information	2	Selling Security Holders	4
Incorporation By Reference	2	Legal Matters	4
Risk Factors	3	Experts	4
Use Of Proceeds	3	Forward-Looking Statements	4

________________________

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone to provide you with information that is different.  If anyone provides you with different or inconsistent information you should not rely on it.  This document may only be used where it is legal to sell our common stock.  The information in this document may only be accurate on the date of this document.

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S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus, dated June 7, 2006, that is also a part of this document.  This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using the SEC’s shelf registration rules.  In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock.  Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock.  This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus.  To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.  You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies.  See “Documents Incorporated by Reference.”

In this prospectus supplement we use the terms “CommScope,” “we,” “us,” and “our” to refer to CommScope, Inc., a Delaware corporation.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents that we incorporate by reference that are other than historical facts are intended to be “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws and include but are not limited to those statements relating to our business position, plans, outlook, revenues, earnings, margins, synergies and other financial items, restructuring plans, our acquisition of Andrew, sales and earnings expectations, expected demand, cost and availability of key raw materials, internal and external production capacity and expansion, competitive pricing and relative market position. While we believe such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. These forward-looking statements are identified by the use of certain terms and phrases including but not limited to “intend,” “goal,” “estimate,”  “expect,” “project,” “projections,” “plan,” “anticipate,” “should,” “designed to,” “foreseeable future,” “believe,” “think,” “scheduled,” “outlook,” “guidance” and similar expressions.

 Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond our control. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to our acquisition of Andrew include, but are not limited to: the anticipated benefits and synergies of the transaction may not be realized; the integration of Andrew’s operations with CommScope could be materially delayed or may be more costly or difficult than expected; and legal proceedings may be commenced by or against CommScope. Relevant risks and uncertainties generally applicable to CommScope include, but are not limited to: changes in cost and availability of key raw materials and the ability to recover these costs from customers through pricing actions; concentration of sales among a limited number of key customers or distributors; customer demand for our products and the ability to maintain existing business alliances with key customers or distributors; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand for products; the risk that customers might cancel orders placed or that orders currently placed may reduce orders in the future; continuing consolidation among customers; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; ability to achieve expected sales, growth and earnings goals; costs of protecting or defending our intellectual property; ability to obtain capital on commercially reasonable terms; and regulatory changes affecting us or the industries we serve. For a more complete description of factors that could cause such a difference, please see our filings with the SEC. The information contained in this prospectus and the documents incorporated by reference represent our best judgment at the respective dates thereof based on information available as of such dates. In providing forward-looking statements, we do not intend and do not undertake any duty or obligation to update these statements as a result of new information, future events or otherwise.

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SUMMARY

This summary highlights selected information about us and this offering.  This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” in this prospectus supplement and our consolidated financial statements and the related notes thereto incorporated by reference herein before making a decision to invest in our common stock.

The Merger

On June 26, 2007, CommScope, Andrew and DJRoss, Inc. entered into an Agreement and Plan of Merger, dated as of June 26, 2007, pursuant to which DJRoss would merge with and into Andrew, with Andrew surviving as a wholly-owned subsidiary of Commscope.  The merger closed on December 27, 2007.  In the merger, each outstanding share of Andrew common stock was converted into the right to receive $13.50 in cash and 0.031543 shares of our common stock.

Andrew’s Convertible Notes

The Andrew convertible notes were issued under an indenture, dated as of August 8, 2003, between Andrew and The Bank of New York Trust Company, N.A. (formerly known as BNY Midwest Trust Company), as trustee, as amended by the first supplemental indenture thereto, dated as of December 27, 2007.  The indenture, as it may be amended or supplemented from time to time, is referred to in this prospectus as the “indenture.”  This prospectus relates to shares of our common stock which form a part of the consideration that may be used to satisfy the conversion obligations of Andrew under the Andrew convertible notes.  The Andrew convertible notes are convertible under the circumstances, for the amounts, and pursuant to the procedures set forth in the indenture.

Our Company

The CommScope Business

We are a world leader in infrastructure solutions for communications networks. Our highly-engineered cable and connectivity solutions enable a host of information-rich and interactive services that are delivered to the home, office and mobile devices. We focus on the “last mile” in communications networks, which is the distribution access, or final link to the customer. We believe we are a global leader in structured cabling solutions for business enterprise applications and a global leader in broadband coaxial cables for the cable television industry. We also design, manufacture and market a broad line of high-performance electronic, coaxial, and fiber optic cables and related products for data networking, Internet access, wireless communication, telephony and other broadband applications. In addition, we are an industry leader in the design and manufacture of environmentally secure enclosures to integrate complex equipment for digital subscriber line (DSL) and Fiber-to-the-Node (FTTN) deployments by telecommunication service providers in the United States. We believe that business enterprises, wired and wireless broadband service providers, carriers and consumers are faced with a growing need for higher bandwidth infrastructure solutions as new applications are developed and network traffic increases.

We are a global manufacturer, employing state-of-the-art processes in 11 manufacturing facilities on five continents, and sells its products directly to customers and through a global network of distributors, system integrators and value-added resellers. We sell our products in more than 130 countries. We have organized and managed our business based on the following three reportable business segments, which are based on major product categories:

●	Enterprise

●	Broadband

●	Carrier

Through our Enterprise segment, we are a leading global provider of structured cabling systems for business applications. Such cabling systems are transmission networks inside a building or campus of buildings that connect voice and data communication devices, video and building automation devices, switching equipment and other information-management systems. Structured cabling systems consist of various components, including transmission media (cable), circuit administration hardware, connectors, jacks, plugs, adapters, transmission electronics, electrical protection devices, support hardware and software. The products in this segment are primarily sold through independent distributors, system integrators, and value-added resellers.

Through our Broadband segment, we design, manufacture and market coaxial and fiber optic cables and supporting apparatus. The coaxial and fiber optic cables are primarily used in Hybrid Fiber Coaxial (HFC) networks being deployed throughout the world. HFC networks utilize a combination of fiber optic and coaxial cable and are widely recognized as one of the most cost-effective ways to offer multi-channel video, voice and data services. These products are primarily sold directly to cable television system operators.

Through our Carrier segment, we sell a variety of products including secure environmental enclosures, cables and other components used by wireless providers, and structured cabling systems for telephone central offices. These products are sold to telecommunication service providers (carriers) or OEMs that sell equipment to carriers. Our sturdy environmental enclosures are used to protect electronic devices and equipment being deployed in the outside plant or inside buildings. Our wireless products include innovative, high-frequency cables and components for connecting wireless antennae to their transmitters.

The Andrew Business

Andrew, together with its subsidiaries, is engaged in the design, manufacture, and supply of communications equipment, services, and systems for global communications infrastructure markets. Andrew’s products are primarily based on Andrew’s core competency, the radio frequency (RF) path. Andrew has unique technical skills and marketing strengths in developing products for RF systems. Andrew’s products are used in the infrastructure for traditional wireless networks, third generation (3G) technologies, voice, data, video and Internet services, as well as applications for microwave and satellite communications, and other specialized applications.

Effective October 1, 2006, Andrew restructured its five product businesses into two operating groups, Wireless Network Solutions and Antenna and Cable Products, in order to reflect the customer segments these groups serve and to leverage the many opportunities for collaboration and efficiencies in supporting global customers. Andrew’s five product businesses are: Antenna and Cable Products, Base Station Subsystems, Network Solutions, Wireless Innovations and Satellite Communications. Antenna and Cable Products includes a diverse product offering for the wireless infrastructure segment including base station antennas, coaxial cable and connectors and microwave antennas. Base Station Subsystems products are integral components of wireless base stations and include products such as power amplifiers, filters, duplexers and combiners that are sold individually or as parts of integrated subsystems. Network Solutions includes geolocation products, network optimization analysis systems, and engineering and consulting services. Wireless Innovations products are used to extend and enhance the coverage of wireless networks in areas where signals are difficult to send or receive, such as tunnels, subways and airports, and include both complete systems and individual components. Satellite Communications is comprised of the following product lines: direct-to-home (DTH) satellite antennas, earth station antennas and systems (ESA) and high frequency (HF) / radar products. The creation of the new operating segments was accompanied by changes to the executive management team that aligned with this new structure and streamlined the leadership of Andrew.

          Andrew has a significant international manufacturing and distribution presence. Sales of products exported from the United States or manufactured abroad accounted for approximately 67% of Andrew’s sales in its fiscal year ended September 30, 2007. Over the last decade, Andrew has significantly increased its international manufacturing and distribution capabilities in some of the fastest developing wireless infrastructure areas. Developing countries represent some of the greatest growth opportunities for wireless communication, as wireless is the most cost efficient way to provide communications infrastructure to these regions. Andrew believes that developing markets such as China and India have significant long-term growth potential for the company. Andrew built new manufacturing facilities in China and India in fiscal 1998 and has continued to expand operations in these regions.

These facilities have allowed Andrew to more effectively reach customers and increase sales in Asia. In fiscal 2005 Andrew began relocating a significant portion of the manufacturing of its filter product line to China.

On November 5, 2007, Andrew entered into an agreement to sell its Satellite Communications business, which sale is expected to close in the first quarter of 2008.

The Offering

Issuer	CommScope, Inc.

Common stock offered by CommScope, Inc.	Up to 490,000 shares of common stock from time to time upon conversion of the Andrew convertible notes.

Common stock outstanding as of December 31, 2007	61,722,426 shares (excluding approximately 4,992,130 shares to be issued to former Andrew shareholders in connection with the merger), which does not include any of the shares offered hereby.

Use of proceeds
We will not receive any cash proceeds from the offering of our common stock under this prospectus. The shares of our common stock offered hereby will be available solely to satisfy the conversion right of the holders of the Andrew convertible notes.

NYSE symbol	CTV

Risk Factors

    You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled “Risk Factors.”

Principal Executive Offices

Our principal executive offices are located at 1100 CommScope Place SE, Hickory, North Carolina 28602. Our phone number is (828) 324-2200.

RISK FACTORS

In addition to the risks discussed under “Forward-Looking Statements”, you should carefully consider the following risk factors, as well as the other information in this prospectus and the documents incorporated by reference herein, before investing in our common stock.  These risks and uncertainties have the potential to have a material adverse impact on our business, financial condition and results of operation.

RISK FACTORS RELATING TO THE MERGER

The anticipated benefits of the acquisition may not be realized.

We entered into the merger agreement with Andrew with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a broader array of infrastructure solutions, the expansion of our global distribution and manufacturing capabilities, operational improvements and a diversification of our customer base. The merger will present challenges to management, including the integration of operations, properties and personnel of Andrew and CommScope. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including, but not limited to, whether we can integrate our business and Andrew’s business in an efficient and effective manner, whether there will be increased spending by wireless carriers, our ability to manage potential volatility in commodities prices, the reaction of existing or potential competitors to the transaction, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact our business, financial condition and operating results.

We may fail to realize the anticipated synergies and cost savings expected from the merger.

Our success after the merger will depend, in part, on our ability to realize the anticipated growth opportunities and cost savings from combining our business with Andrew. We expect to generate annual pretax cost savings (excluding transition cash costs expected to total approximately $70 million to $80 million in the first two years after completion) of approximately $90 million to $100 million in the second full year after completion of the transaction. We expect to achieve approximately $50 million to $60 million in the first full year after completion of the merger. We expect the cost savings to come from a combination of procurement savings, rationalization of duplicate locations, streamlining overhead and integration of infrastructure, and building upon best practices in technology and manufacturing. We cannot provide any assurance that these cost savings can be achieved in the amounts or during the periods predicted. To realize these anticipated benefits, we must successfully combine our business with Andrew in a manner that permits these synergies to be realized. In addition, our success after the merger will depend, in part, on these synergies being achieved without adversely affecting revenues. If we are not able to successfully achieve these objectives, such anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected.

We may have difficulty integrating our business with Andrew’s business and may incur substantial costs in connection with the integration.

Achieving the anticipated benefits of the merger will depend on the successful integration of our products, services, operations, personnel, technology and facilities with those of Andrew in a timely and efficient manner.

Although we do not anticipate material difficulties in connection with such integration, the possibility exists that such difficulties could be experienced in connection with the merger, especially given the relatively large size of the merger. The time and expense associated with converting the businesses of CommScope and Andrew to a common platform may exceed our expectations and limit or delay the intended benefits of the transaction. Similarly, the process of combining sales and marketing forces, consolidating administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the benefits of the transaction may be reduced.

Integrating our business with Andrew will be a complex, time-consuming and expensive process. Before the merger, CommScope and Andrew operated independently, each with its own business, products, customers, employees, culture and systems. We may face substantial difficulties, costs and delays in integrating the two businesses. These difficulties, costs and delays may include:

●	Potential difficulty in combining the separate product technologies of CommScope and Andrew;

●	Perceived adverse changes in product offerings available to customers or in customer service standards, whether or not these changes do, in fact, occur;

●	Costs and delays in implementing common systems and procedures;

●	Difficulties in combining research and development teams and processes;

●	Potential charges to earnings resulting from the application of purchase accounting to the transaction;

●	Difficulty comparing financial reports due to differing financial and/or internal reporting systems;

●	Diversion of management resources from the business;

●	The inability to retain existing customers of each company;

●	Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;

●	Challenges in retaining and integrating management and other key employees of CommScope and Andrew;

●	Difficulties in coordinating infrastructure operations in an effective and efficient manner; and

●	The inability to achieve the synergies anticipated to be realized from the merger on the timeline presently anticipated, or at all.

After the merger, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful in implementing the integration of these systems and processes in a timely and efficient manner. Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance and/or the loss of customers and employees. Many of these factors are also outside of our control.

We may have difficulty integrating our system of internal control over financial reporting with that of Andrew.

The failure to integrate our system of internal control over financial reporting with that of Andrew following the merger could affect adversely our ability to exercise effective internal control over financial reporting. A failure to exercise effective internal control over financial reporting could result in a material misstatement in our annual or interim consolidated financial statements.

We depend on key personnel and the loss of any of these key personnel because of uncertainty regarding the merger could hurt our business.

We depend on the services of our key personnel. Our employees may experience uncertainty about their future roles with CommScope after the merger, which may affect the performance of such personnel adversely and our ability to retain and attract key personnel. The loss of the services of one or more of these key employees or our inability to attract, train, and retain qualified employees could result in the loss of customers or otherwise inhibit our ability to integrate and grow our business effectively.

The merger may result in a loss of customers.

Some customers may seek alternative sources of product and/or service after the merger due to, among other reasons, a desire not to do business with CommScope after the merger or perceived concerns that CommScope may not continue to support and develop certain product lines. Difficulties in combining operations could also result in the loss of, or potential disputes or litigation with, customers. Any steps by management to counter such potential increased customer attrition may not be effective. Failure by management to retain customers could result in worse than anticipated financial performance.

As a result of the merger, including the financing necessary to consummate the merger, we have substantial indebtedness.

As a result of the merger, we incurred substantial indebtedness, including the financing necessary to pay the cash portion of the merger consideration and transaction-related costs, in addition to debt assumed from Andrew. Our substantial indebtedness could have the following consequences:

●	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;

●	A substantial portion of our cash flow must be dedicated to the payment of principal and interest on our indebtedness;

●	We are substantially more leveraged than certain of our competitors, which might place us at a competitive disadvantage;

●	We are subject to restrictive covenants that may negatively affect our operational or financial flexibility or our ability to pursue additional acquisitions;

●	We may be hindered in our ability to adjust rapidly to changing market conditions; and

●	Our high degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or our business.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe our current cash, cash equivalents and short-term investments as well as future cash from operations and availability under our new credit facility will provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. Our public debt ratings affect our ability to raise capital and the cost of that capital. On June 27, 2007, Standard & Poor’s Rating Services (S&P) lowered its credit rating on CommScope to “BB-” from “BB” and placed the ratings on CreditWatch with negative implications. In addition, on October 12, 2007, Moody’s Investor Service lowered CommScope’s “Ba2” corporate family rating to “Ba3” with a stable outlook. On October 17, 2007, S&P removed CommScope from CreditWatch and affirmed our “BB-” rating with a stable outlook. Future downgrades of our debt ratings may increase our borrowing costs and affect our ability to access the debt or equity capital markets on terms and in amounts that would be satisfactory to us.

If we are unable to obtain capital on commercially reasonable terms, we could experience the following consequences:

●	A reduction in funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;

●	A restriction of our ability to introduce new products or exploit business opportunities;

●	An increase in our vulnerability to economic downturns and competitive pressures in the market in which we operate;

●	A limit on our financial flexibility to finance a full or partial redemption of the $250 million aggregate principal amount of our 1% convertible senior subordinated debentures; and

●	A loss of competitive advantage.

We may incur additional indebtedness in the future under our new credit facility, through future debt issuance, through assumption of liabilities in connection with future acquisitions or otherwise.

RISK FACTORS RELATING TO OUR COMMON STOCK

Our common stock price is subject to fluctuation and may be affected by factors different from those that affected Andrew’s common stock price.

The market price of our common stock has experienced and may continue to experience high volatility. The stock market in general has experienced extreme price and volume fluctuations in recent years. Often, these changes may have been unrelated to the operating performance of the affected companies. The factors that could cause fluctuation in our common stock price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in quarterly operating results;

●	changes in financial estimates by securities analysts;

●	our inability to meet or exceed securities analysts’ estimates or expectations;

●	conditions or trends in our industry;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives and the success of such acquisitions, including the acquisition of Andrew;

●	changes in capital commitments;

●	additions or departures of key personnel;

●	actual or anticipated changes in the United States economy;

●	armed conflict, war or terrorism;

●	a prolonged downturn in the telecommunications industry; and

●	actual or anticipated sales of common stock by existing stockholders, whether in the market or in subsequent public offerings.

Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of its operating performance.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

We have never declared or paid any cash dividends on our capital stock. We do not currently intend to pay cash dividends in the foreseeable future but intend to reinvest earnings in our business. Our existing debt instruments contain, and future debt instruments may contain, limits on our ability to declare and pay cash dividends on our common stock.

Shares of CommScope common stock have different rights than shares of Andrew common stock.

Even though both Andrew and CommScope are Delaware corporations, there are important differences in the rights of stockholders of Andrew and the rights of stockholders of CommScope. For example, provisions in our certificate of incorporation and by-laws could have the effect of deterring hostile takeovers or delaying, deterring, or preventing a change of control of our company, including transactions in which stockholders might otherwise receive a premium for their shares over current market prices.

RISK FACTORS RELATING TO COMMSCOPE’S HISTORICAL BUSINESS

We are dependent on a limited number of key customers or distributors for a substantial portion of the net sales in each of our business segments.

Within each of our business segments, a limited number of key customers or distributors account for a substantial portion of our net sales.

Enterprise. We distribute enterprise and certain other products to customers primarily through a large, worldwide network of independent distributors, system integrators and value-added resellers. For the year ended December 31, 2006, sales of such products to the top three distributors, system integrators and value-added resellers represented approximately 38% of our consolidated net sales. In particular, Anixter International Inc. and affiliates accounted for approximately 29% of our consolidated net sales during such period.

Broadband. Although the domestic cable television industry is comprised of thousands of cable systems, a small number of cable television system operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television system operators. Although we sell to a wide variety of customers dispersed across many different geographic areas, sales to our five largest Broadband segment customers represented approximately 17% of our consolidated net sales for the year ended December 31, 2006.

Carrier. Sales of carrier products are concentrated among a limited number of large telecommunication service providers and original equipment manufacturers (OEMs) that supply such telecommunication service providers. Net sales to one OEM, our largest Carrier segment customer, accounted for approximately 7% of our consolidated net sales for the year ended December 31, 2006.

The concentration of our net sales among these key customers or distributors subjects us to a variety of risks that could have a material adverse impact on our net sales and profitability, including, without limitation:

●	loss of one or more of our key customers or distributors, including failure to renegotiate new distributor agreements;

●	financial difficulties experienced by one or more of our key customers or distributors resulting in reduced purchases of our products and/or uncollectible accounts receivable balances;

●	reductions in inventory levels held by distributors, which may be unrelated to purchasing trends by the ultimate customer;

●	consolidations in the cable television and/or telecommunications industry could result in delays in purchasing decisions, or reduced purchases, by the merged businesses;

●
the cable television and telecommunications industry are each subject to significant government regulation and implementation of new or existing laws or regulations could impact capital spending plans and, therefore, adversely impact our business;

●
increases in the cost of capital and/or reductions in the amount of capital available to the cable television and telecommunications industry could reduce the level of their capital spending and, therefore, adversely impact our business;

●	reductions in the level of capital spending in the corporate information technology sector could have an adverse impact on sales of our enterprise products;

●	changes in the technology deployed by cable television or telecommunication customers could have an adverse impact on our business;

●
reductions in the level of spending on network maintenance and/or capital improvements by cable television and/or telecommunications customers could have an adverse impact on our sales of broadband and/or carrier products; and

●
competition for cable television operators from satellite and wireless television providers, telephone companies or others could result in lower capital spending and have an adverse impact on our sale of broadband products.

We face competitive pressures with respect to all of our major products.

In each of our major product groups, we compete with a substantial number of foreign and domestic companies, some of which have greater resources (financial or otherwise) or lower operating costs than us. The rapid technological changes occurring in the telecommunications industry could lead to the entry of new competitors. Existing competitors’ actions, such as price reductions or introduction of new innovative products, use of internet auctions by customers or competitors, and new entrants may have a material adverse impact on our sales and profitability. We cannot provide assurance that we will continue to compete successfully with our existing competitors or that we will be able to compete successfully with new competitors.

Fiber optic technology presents a potential substitute for some of the communications cable products that we sell. A significant decrease in the cost of fiber optic systems could make these systems superior on a price/performance basis to copper systems. A significant decrease in the cost of fiber optic systems would reasonably be expected to have a materially adverse effect on our coaxial and twisted pair cable sales.

There are various complementary and competitive wireless technologies that could be a potential substitute for some of the communications cable products that we sell. A significant technological breakthrough or significant decrease in the cost of deploying these wireless technologies could have a material adverse effect on our cable sales.

Successful implementation and roll-out of product innovations is necessary to preserve our customer relationships.

        Many of our markets are characterized by advances in information processing and communications capabilities that require increased transmission speeds and greater capacity, or “bandwidth,” for carrying information. These advances require ongoing improvements in the capabilities of cable and connectivity products. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate these changes. The failure to introduce successful new or enhanced products on a timely and cost-competitive basis or the inability to continue to market existing products on a cost-competitive basis could materially adversely affect our results of operations and financial condition.

Orders received from customers may be cancelled or may result in lower levels of orders in future periods.

The quarterly volume of orders received from customers may be volatile. Orders received from customers may not ultimately result in sales as customers may cancel or modify orders prior to shipment of the goods. In addition, the volume of orders received from one or more customers in one quarter may result in a lower volume of orders from those customers in subsequent quarters.

Our dependence on commodities subjects us to price fluctuations and potential availability constraints which could materially adversely affect our profitability.

Our profitability may be materially affected by changes in the market price and availability of certain raw materials, most of which are linked to the commodity markets. The principal raw materials that we purchase are rods, tapes, tubes and wires made of copper, steel or aluminum, plastics and other polymers, and optical fiber. Fabricated aluminum, copper and steel are used in the production of coaxial and twisted pair cables and polymers are used to insulate and protect cables. Prices for copper, aluminum, steel, fluoropolymers and certain other polymers, derived from oil and natural gas, have increased and experienced greater volatility as a result of increased global demand and supply disruptions. As a result, we have significantly increased our prices for certain products and may have to increase prices again in the future. Delays in implementing price increases or a failure to achieve market acceptance of future price increases could have a material adverse impact on our results of operations. In an environment of falling commodities prices, we may be unable to sell higher-cost inventory before implementing price decreases, which could have a material adverse impact on our results of operations.

We are dependent on a limited number of key suppliers for certain raw materials.

For certain of our raw material purchases, including fluorinated ethylene propylene (which we refer to as FEP), copper rod, fine aluminum wire, steel wire and optical fiber, we are dependent on key suppliers. FEP is the primary raw material used throughout the industry for producing flame-retarding cables for LAN applications in North America. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future LAN cable sales growth in North America. If FEP is not available in adequate quantities on acceptable terms, our results of operations and financial condition could be materially adversely affected.

We internally produce a significant portion of our requirements for fine aluminum wire, which is available externally from only a limited number of suppliers. Our failure to manufacture or adequately expand our internal production of fine aluminum wire, and/or our inability to obtain these materials from other sources in adequate quantities on acceptable terms, could have a material adverse effect on our results of operations and financial condition.

Optical fiber is a primary material used for making fiber optic cables. There are few worldwide suppliers of the premium optical fibers that we use in our products. Availability of adequate supplies of premium optical fibers will be critical to future fiber optic cable sales growth. We believe that our optical fiber supply arrangements with two suppliers address concerns about the continuing availability of these materials to us, although there can be no assurance of this.

Our key suppliers could experience financial difficulties, or there may be global shortages of the raw materials we use, and our inability to find sources of supply on reasonable terms could materially adversely affect our ability to manufacture products in a cost-effective way.

If our products, or components or completed products purchased from our suppliers, experience performance issues, our business will suffer.

Our business depends on delivering products of consistently high quality. To this end, our products, including components and raw materials purchased from our suppliers and completed goods purchased for resale, are rigorously tested for quality both by us and our customers. Nevertheless, our products are highly complex and our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products and components and raw materials purchased from our suppliers may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, recall of some or all affected products, product redesigns or additional capital equipment may be required to correct a defect. In addition, we generally warrant certain products for periods ranging from one to twenty-five years from the date of sale, depending upon the product subject to the warranty. In particular, we warrant the operation of our SYSTIMAX products for a period of 20 years from installation. In some cases, we indemnify our customers against damages or losses that might arise from certain claims relating to our products. Although historical warranty and indemnity claims have not been significant, we cannot assure you that future claims will not have a material adverse effect on our results of operations and financial position. Any significant or systemic product failure could also result in lost future sales of the affected product and other products, as well as customer relations problems.

If our integrated global manufacturing operations suffer production or shipping delays, we may experience difficulty in meeting customer demands.

We internally produce a significant portion of certain components used in our finished products, including bimetallic center conductors, braided core and fine aluminum wire, at certain of our domestic and international manufacturing facilities. Disruption of our ability to produce at or distribute from these facilities due to failure of our technology, fire, electrical outage, natural disaster, acts of terrorism, shipping interruptions or some other catastrophic event could materially adversely affect our ability to manufacture products at our other manufacturing facilities in a cost-effective and timely manner.

We periodically realign manufacturing capacity among our global facilities in order to reduce costs by improving manufacturing efficiency and to improve our long-term competitive position. The implementation of these initiatives may include significant shifts of production capacity among facilities.

There are significant risks inherent in the implementation of these initiatives, including, but not limited to, ensuring that: there is adequate production capacity to meet customer demand while capacity is being shifted among facilities; there is no decrease in product quality as a result of shifting capacity; adequate raw material and other service providers are available to meet the needs at the new production locations; equipment can be successfully removed, transported and re-installed; and adequate supervisory, production and support personnel are available to accommodate the shifted production.

In the event that manufacturing realignment initiatives are not successfully implemented, we could experience lost future sales and increased operating costs as well as customer relations problems, which could have a material adverse effect on our results of operations.

If we encounter capacity constraints with respect to our internal facilities and/or existing or new contract manufacturers, this could have an adverse impact on our business.

We may not have sufficient production capacity, either through our internal facilities and/or through independent contract manufacturers, to meet customer demand for our products. We may experience lost sales opportunities and customer relations problems, which could have a material adverse effect on our business.

If contract manufacturers that we rely on to produce products or key components of products encounter production, quality, financial or other difficulties, we may experience difficulty in meeting customer demands.

We rely on unaffiliated contract manufacturers, both domestically and internationally, to produce certain products or key components of products. If we are unable to arrange for sufficient production capacity among our contract manufacturers or if our contract manufacturers encounter production, quality, financial or other difficulties, we may encounter difficulty in meeting customer demands. Any such difficulties could have an adverse effect on our business and financial results, which could be material.

Our significant international operations present economic, political and other risks.

We have a significant level of international manufacturing operations and international sales. We have manufacturing facilities in Belgium, China, Brazil, Ireland and Australia. For the year ended December 31, 2006, international sales represented approximately 32% of our net sales. Our international sales, manufacturing and distribution operations are subject to the risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting trade, foreign investment and loans, foreign tax laws, including the ability to recover amounts paid as value added taxes, compliance with local laws and regulations, armed conflict, terrorism, shipping interruptions, and major health concerns (such as infectious diseases).

We may not fully realize the anticipated savings from prior restructuring actions and may need to undertake further restructuring actions in the future.

We recognized pretax restructuring charges of $12.6 million during the year ended December 31, 2006. These charges were related to the global manufacturing initiative that commenced in the third quarter of 2005. Implementation of this initiative and the calculation of anticipated benefits was complex and the anticipated benefits may not be fully realized. In response to general business conditions, the then current level of business and the outlook for future business, we may again need to initiate restructuring actions that could result in workforce reductions and restructuring charges, which could be material.

We may need to recognize impairment charges related to fixed assets, amortizable intangible assets or goodwill or other intangible assets with indefinite lives.

We have recognized impairment charges in the past as a result of adverse changes in business conditions or in conjunction with restructuring activities. As a result of an event or a change in circumstances or through our periodic testing, we may, in the future, determine that one or more of our long-lived assets is impaired and that an impairment charge is required. Any such impairment charge could have a material effect on our results of operations and financial position.

We have significant obligations under our employee benefit plans.

Significant changes to the assets and/or the liabilities related to our employee benefit obligations as a result of changes in actuarial estimates, asset performance or benefit changes, among others, could have a material impact on our financial position and/or results of operations.

In addition, legislative or regulatory changes could require us to fund a material portion of our significant unfunded obligations, which could have a material adverse impact on our financial flexibility.

We may incur costs and may not be successful in protecting our intellectual property and in defending claims that we are infringing on the intellectual property of others.

We may encounter difficulties, costs or risks in protecting our intellectual property rights or obtaining rights to additional intellectual property to permit us to continue or expand our business. Other companies, including some of our largest competitors, hold intellectual property rights in our industry, and the intellectual property rights of others could inhibit our ability to introduce new products unless we secure licenses on commercially reasonable terms, as such are needed.

In addition, we have been required and may be required in the future to initiate litigation in order to enforce any patents issued or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. We also have been and may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our results of operations and financial condition.

In certain markets, we may be required to address counterfeit versions of our products. We may incur significant costs in pursuing the originators of such counterfeit products and, if we are unsuccessful in eliminating them from the market, we may experience a diminution in the value of our products.

Our business depends on effective information management systems.

We rely on our enterprise resource planning systems to support such critical business operations as processing sales orders and invoicing, inventory control, purchasing and supply chain management, payroll and human resources, and financial reporting. We periodically implement upgrades to such systems or migrate one or more of our affiliates, facilities or operations from one system to another. If we are unable to adequately maintain such systems to support our developing business requirements or effectively manage any upgrade or migration, we could encounter difficulties that could have an adverse impact on our business, internal controls over financial reporting, financial results, or our ability to timely and accurately report such results, which could be material.

A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

We maintain insurance covering our normal business operations, including fire, property and casualty protection that we believe are adequate. We do not generally carry insurance covering wars, acts of terrorism, earthquakes or other similar catastrophic events. Because insurance has generally become more expensive, we may not be able to obtain adequate insurance coverage on financially reasonable terms in the future. A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

Compliance with domestic and foreign environmental laws and potential environmental liabilities may have a material adverse impact.

We are subject to various federal, state, local and foreign environmental laws and regulations governing, among other things, discharges to air and water, management of hazardous substances, handling and disposal of solid and hazardous waste, and investigation and remediation of hazardous substance contamination. Because of the nature of our business, we have incurred and will continue to incur costs relating to compliance with these environmental laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on our financial condition. However, new laws and regulations, including those regulating the types of substances allowable in certain of our products, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation or discharge requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our financial condition and results of operations. For example, the European Union has issued directives relating to hazardous substances contained in electrical and electronic equipment and the disposal of waste electrical and electronic equipment. If we are unable to comply with these and similar laws in other jurisdictions, this could have a material adverse effect on our financial condition and results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, current or former owners or operators of a contaminated property, as well as companies that generated, disposed of, or arranged for the disposal of hazardous substances at a contaminated property can be held jointly and severally liable for the costs of investigation and remediation of the contaminated property, regardless of fault. Our present and past facilities have been in operation for many years and over that time, in the course of those operations, these facilities have used substances or generated and disposed of wastes which are or might be considered hazardous. We have been indemnified by prior owners and operators of certain of these facilities for costs of investigation and/or remediation, but there can be no assurance that we will not ultimately be liable for some or all of these costs. Therefore, it is possible that environmental liabilities may arise in the future which we cannot now predict.

We may experience significant variability in our quarterly and annual effective tax rate.

For the years ended December 31, 2006, 2005 and 2004, our effective tax rate has ranged from 29.7% to 32.8%. Variability in the mix and profitability of domestic and international activities, identification and resolution of various tax uncertainties and the failure to realize tax benefits related to equity-based compensation, among other matters, may significantly impact our effective income tax rate in the future. A significant increase in our effective income tax rate could have a material impact on our results of operations.

RISK FACTORS RELATED TO ANDREW’S BUSINESS

Deterioration of the wireless infrastructure industry could lead to reductions in capital spending budgets by wireless operators and original equipment manufacturers, which could adversely affect Andrew’s revenues, gross margins and income.

Andrew’s revenues and gross margins will depend significantly on the overall demand for wireless infrastructure subsystems products. A reduction in capital spending budgets by wireless operators and original equipment manufacturers caused by an economic downturn could lead to a softening in demand for Andrew’s products and services, which could result in a decrease in revenues and earnings.

The telecommunications industry has experienced significant consolidation and this trend is expected to continue. Recent examples of this consolidation are Lucent’s merger with Alcatel and AT&T Wireless’ merger with Cingular.  It is possible that Andrew and one or more of Andrew’s competitors each supply products to the companies that have merged or will merge.

This consolidation has and could continue to result in delays in purchasing decisions by merged companies or in Andrew playing a decreased role in the supply of products to the merged companies. Delays or reductions in wireless infrastructure spending could have a material adverse effect on demand for Andrew’s products. Andrew depends on several large original equipment manufacturers and wireless service providers for a significant portion of its business. In Andrew's fiscal 2007, the top 25 customers accounted for 71% of Andrew’s sales. Any disruption in Andrew’s relationships with its major customers could adversely affect Andrew’s sales, operating margins, and net income.

A substantial portion of Andrew’s manufacturing capacity and business activity is outside the United States. Conducting business in international markets involves risks and uncertainties such as foreign exchange rate exposure and political and economic instability that could lead to reduced international sales and reduced profitability associated with such sales, which would reduce Andrew’s sales and income.

Approximately 67% of Andrew’s sales are outside the United States. Andrew anticipates that international sales will continue to represent a substantial portion of Andrew’s total sales and that continued growth and profitability will require further international expansion. Identifiable foreign exchange rate exposures result primarily from currency fluctuations, accounts receivable from customer sales, the anticipated purchase of products from affiliates and third-party suppliers and the repayment of inter-company loans denominated in foreign currencies with Andrew’s foreign subsidiaries. International business risks also include political and economic instability, tariffs and other trade barriers, longer customer payment cycles, burdensome taxes, restrictions on the repatriation of earnings, expropriation or requirements of local or shared ownership, compliance with local laws and regulations, terrorist attacks, developing legal systems, reduced protection of intellectual property rights in some countries, cultural and language differences, difficulties in managing and staffing operations and difficulties maintaining good employee relations. Andrew believes that international risks and uncertainties could lead to reduced international sales and reduced profitability associated with such sales, which would reduce our sales and income.

The competitive pressures Andrew faces could lead to reduced demand or lower prices for its products and services in favor of its competitors’ products and services, which could harm Andrew’s sales, gross margins and prospects.

  Andrew faces intense competition from a variety of competitors in all areas of its business, and competes primarily on the basis of technology, performance, price, quality, reliability, brand, distribution, customer service and support. If Andrew fails to develop new products and services, periodically enhance its existing products and services, or otherwise compete successfully, it would reduce its sales and prospects. Further, Andrew may have to lower the prices of many of its products and services to stay competitive. If Andrew cannot reduce its costs in response to competitive price pressures, its gross margins would decline.

Andrew’s failure to meet the challenges involved in successfully integrating acquisitions or to otherwise realize the anticipated benefits of acquisitions could adversely affect its results of operations.

Over the last several years Andrew has completed numerous acquisitions. While Andrew believes that these acquisitions provide strategic growth opportunities for Andrew, Andrew’s inability to successfully integrate operations in a timely manner may result in Andrew not realizing the anticipated benefits or synergies of these acquisitions. The integration of companies is a complex, time-consuming and expensive process that could significantly disrupt Andrew’s business. The anticipated benefits and synergies of acquisitions are based on projections and assumptions, not actual experience, and assume a successful integration. In addition, Andrew’s ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on its ability to combine operations or implement workforce reductions and by risks relating to potential unknown liabilities.   The challenges involved in successfully integrating acquisitions include: consolidating and rationalizing information systems and manufacturing operations, combining product offerings, coordinating and rationalizing research and development activities, preserving distribution, marketing and other important relationships, maintaining employee morale and retaining key employees, and coordinating and combining overseas operations, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations.

If Andrew cannot continue to rapidly develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability, Andrew may lose market share and its revenues may suffer.

The process of developing new wireless technology products and services is complex and uncertain, and failure to anticipate customers’ changing needs and emerging technological trends accurately and to develop or obtain appropriate intellectual property could significantly harm Andrew’s results of operations. Andrew must make long-term investments and commit significant resources before knowing whether its investments will eventually result in products that the market will accept. After a product is developed, Andrew must be able to manufacture sufficient volumes quickly and at low costs. To accomplish this, Andrew must accurately forecast volumes, product mix and configurations that meet customer requirements, which Andrew may not be able to do successfully.

Among the factors that make a smooth transition from current products to new products difficult are delays in product development or manufacturing, variations in product costs, delays in customer purchases of existing products in anticipation of new product introductions and customer demand for the new product. Andrew’s revenues and gross margins may suffer if Andrew cannot make such a transition effectively and also may suffer due to the timing of product or service introductions by its suppliers and competitors. This is especially challenging when a product has a short life cycle or a competitor introduces a new product just before Andrew’s own product introduction. Furthermore, sales of Andrew’s new products may replace sales of some of its current products, offsetting the benefit of even a successful product introduction. If Andrew incurs delays in new product introductions, or does not accurately estimate the market effects of new product introductions, given the competitive nature of Andrew’s industry, future demand for Andrew’s products and Andrew’s revenues may be seriously harmed.

Andrew cannot assure you that the sale of its Satellite Communications business will be completed on terms acceptable to it, or at all.

On May 3, 2007, Andrew announced its intention to sell its Satellite Communications business. On November 6, 2007, Andrew announced that it had entered into a definitive agreement for the sale of its Satellite Communications business to Resilience Capital Partners ("Resilience"). Andrew expects the transaction to close in the first quarter of 2008. Although Andrew has signed a definitive sale agreement, there can be no assurance that all of the conditions to the closing of the sale will be satisfied and, therefore, there can be no assurance that Andrew will complete this divestiture. If Andrew does not complete the intended divestiture, it will have incurred significant transaction expenses and may continue to realize ongoing operating losses in connection with the Satellite Communications business.

As of September 30, 2007, Andrew determined that, as a result of continuing operating losses, lower short-term business prospects as compared to previous forecasts, and, despite significant numbers of initial indications of interest, the low number of remaining substantive bids resulting from its efforts to sell the Satellite Communications business, an indicator of impairment existed in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As such, Andrew performed a test of the recoverability of the carrying value of the long-lived assets and incurred a non-cash impairment charge in its year ended September 30, 2007 of approximately $32 million to reduce the carrying value of long-lived assets to their estimated fair value. As a result of its agreement to sell its Satellite Communications business to Resilience, Andrew expects to record a non-cash charge to earnings of approximately $20 million in the period ended December 27, 2007.

Andrew’s revenues and selling, general and administrative expenses may suffer if Andrew cannot continue to enforce the intellectual property rights on which its business depends or if third parties assert that Andrew violates their intellectual property rights.

Andrew generally relies upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with Andrew’s employees, customers, partners and other parties, to establish and maintain its intellectual property rights in technology and products used in its operations. However, any of Andrew’s intellectual property rights could be challenged, invalidated or circumvented, or Andrew’s intellectual property rights may not provide competitive advantages, which could significantly harm its business. Also, because of the rapid pace of technological change in the wireless industry, a portion of Andrew’s business and Andrew’s products may rely on key technologies developed by third parties, and Andrew may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all. Third parties also may claim that Andrew is infringing upon their intellectual property rights. Even if Andrew does not believe that its products or business are infringing upon third parties’ intellectual property rights, the claims can be time-consuming and costly to defend and may divert management’s attention and resources away from Andrew’s business. Claims of intellectual property infringement also might require Andrew to enter into costly settlement or license agreements. If Andrew cannot or does not license the infringed technology at all or on reasonable terms or substitute similar technology from another source, Andrew’s sales, operating margins and income could suffer.

Andrew may be liable for enhancement of the damages awarded at trial (up to trebling) plus other costs and lost opportunities in connection with its intellectual property litigation with TruePosition.

On September 14, 2007, a jury ruled in favor of TruePosition, finding that Andrew had willfully infringed a single TruePosition patent in providing a mobile location system to a customer, and the jury awarded $45 million in damages to TruePosition. As a result of the jury verdict in the case, Andrew recorded a $45 million pre-tax charge to its earnings in the fourth quarter of fiscal 2007, which is its reasonable estimate of the probable loss if it is not successful with its post-verdict motions and, if necessary, appeal and the jury verdict is not reduced, set aside or overturned. On October 1, 2007, TruePosition filed a motion seeking a permanent injunction and a motion seeking to increase the damages awarded up to trebling the amount as well as the fees and expenses of its counsel. TruePosition may also seek to recover interest on the judgment. The litigation with TruePosition may result in the loss of future revenue opportunities, including opportunities to manufacture and sell products using uplink time difference of arrival (U-TDOA) technology; however, Andrew is not currently able to assess the likelihood or magnitude of such potential losses.

Andrew is subject to risks related to product defects which could result in product recalls and could subject it to warranty claims which are greater than anticipated.

If Andrew were to experience a product recall or an increase in warranty claims compared with its historical experience, Andrew’s sales and operating results could be adversely affected. Andrew tests its products through a variety of means. However, there can be no assurance that testing will reveal latent defects in Andrew’s products, which may not become apparent until after the products have been sold into the market. Accordingly, there is a risk that product defects will occur, which could require a product recall. Product recalls can be expensive to implement and, if a product recall occurs during the product’s warranty period, Andrew may be required to replace the defective product. In addition, a product recall may damage Andrew’s relationship with its customers, and Andrew may lose market share with its customers. Andrew offers warranties on most products. The specific terms and conditions of the warranties offered vary depending upon the products sold. Andrew accrues for warranty costs based on the number of units sold, the type of products sold, historical and anticipated rates of warranty claims and cost per claim. Andrew regularly reviews these forecasts and makes adjustments as needed. If Andrew were to experience a product recall or an increase in warranty claims compared with its historical experience, its sales and operating results could be adversely affected.

If Andrew cannot continue to attract and retain highly-qualified people, Andrew’s revenues, gross margin and income may suffer.

Andrew believes that its future success significantly depends on its ability to attract, motivate and retain highly qualified management, technical and marketing personnel. The competition for these individuals is intense. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for Andrew to attract, motivate and retain qualified employees. Andrew believes its inability to do so could negatively impact the demand for Andrew’s products and services and consequently Andrew’s financial condition and operating results.

Andrew’s costs and business prospects may be affected by increased government regulation, a factor which is largely beyond its control.

Andrew is not directly regulated in the United States, but many of its U.S. customers and the telecommunications industry generally are subject to Federal Communications Commission regulations. In international markets, there are generally similar governmental agencies that regulate Andrew’s customers. Andrew believes that regulatory changes could have a significant negative effect on its business and operating results by restricting its customers’ development efforts, making current products obsolete or increasing competition. Andrew’s customers must obtain regulatory approvals to operate certain of its products. Any failure or delay by any of Andrew’s customers to obtain these approvals would adversely impact its ability to sell Andrew’s products. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for Andrew’s products. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may in the future cause, the cancellation or postponement of the deployment of new technologies. These delays could have a material adverse effect on Andrew’s revenues, gross margins and income.

The Chinese government could delay issuance of anticipated new wireless network licenses.

The Chinese government is planning to issue licenses for its next generation wireless network. The new Chinese network will become the technical standard with which wireless infrastructure will be designed, manufactured and deployed in China. It is anticipated that these licenses will be issued in the next twelve to eighteen months. Additionally, Andrew anticipates an increase in wireless infrastructure spending associated with the build-out of the anticipated new network. Significant delays of license issuance could adversely affect Andrew’s financial results.

Compliance with European Union environmental directives could be difficult and costly for Andrew.

The European Union has issued directives governing the design of energy-using products, the restriction of the use of certain hazardous substances and the waste (disposal) of electrical and electronic equipment. These directives require companies to change the way they design, manufacture, track and bring new products into the market. Certain products Andrew manufactures and distributes throughout the European Union will need to comply with these directives. If Andrew is not able to comply with these directives, customer shipments and financial results may be adversely affected.

The goodwill balance on Andrew’s balance sheet is tested annually for possible valuation impairment and any non-cash impairment charges could adversely affect its financial results.

Andrew tests its goodwill balance for possible impairment as of July 1 each year, or on an interim basis if circumstances dictate, based on the five reporting units of Andrew’s business. As a result of the losses generated by Base Station Subsystems in the first six months of Andrew's fiscal 2007, Andrew determined that an interim test of the goodwill for Base Station Subsystems was required. Andrew completed its assessment of Base Station Subsystems in its third quarter of fiscal 2007 and, as a result, recorded a non-cash impairment loss of $108 million. Andrew completed its annual assessment of Satellite Communications in its fourth quarter of fiscal 2007 and, as a result, recorded a non-cash impairment loss of $13 million related to goodwill. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the business for the purpose of its annual or periodic analyses, Andrew makes estimates and judgments about the future cash flows of these businesses. Although Andrew’s cash flow forecasts are based on assumptions that are consistent with plans and estimates it is using to manage the underlying business, there is significant judgment in determining the cash flows attributable to these businesses. If actual results are different from its forecasts, future tests may indicate additional impairments of goodwill, and additional non-cash charges, that may adversely affect Andrew’s results of operations. If, in the course of its annual or interim valuation testing procedures Andrew determines that a portion of the consolidated goodwill balance is impaired, any non-cash charge would adversely affect its financial results.

The manufacture of Andrew’s power amplifiers and certain of Andrew’s filter products have been outsourced to companies that specialize in electronics contract manufacturing.

The manufacturing of Andrew’s power amplifier products has been performed by a leading electronics contract manufacturer for the past several years. Additionally, in September 2006, Andrew announced that it is outsourcing the manufacture of its European and North American-made filters to another leading electronics contract manufacturer. Andrew will continue to manufacture certain filter products at its Shenzhen, China facility. The use of contract electronics manufacturers by Andrew increases the risk of product supply disruption and intellectual property misappropriation. Disruption of product supplies could affect customer relationships, sales and profits. Intellectual property misappropriation could affect Andrew’s competitiveness in power amplifier and certain filter product lines which would depress long-term sales and profits.

Allegations of health risks from wireless equipment may negatively affect Andrew’s results of operations.

 Allegations of health risks from the electromagnetic fields generated by base stations and mobile handsets, and the lawsuits and publicity relating to them, regardless of merit, could affect Andrew’s operations negatively by leading consumers to reduce their use of mobile phones or by causing Andrew to allocate resources to these issues.

USE OF PROCEEDS

We will not receive any cash proceeds from the offering of our common stock under this prospectus. The shares of our common stock offered hereby will be available solely to satisfy the conversion rights of the holders of the Andrew convertible notes.

PLAN OF DISTRIBUTION

The Andrew convertible notes were issued under an indenture, dated as of August 8, 2003, between Andrew and The Bank of New York Trust Company, N.A. (formerly known as BNY Midwest Trust Company), as trustee, as amended by the first supplemental indenture thereto, dated as of December 27, 2007. The indenture, as it may be amended or supplemented from time to time, is referred to in this prospectus as the “indenture.” You may obtain a copy of the indenture from the Corporate Secretary of CommScope, 1100 CommScope Place, SE, P.O. Box 339, Hickory, North Carolina, Attention: Corporate Secretary, from the trustee, or from the internet website maintained by the SEC at www.sec.gov.

As a result of the merger, and in accordance with the terms of the indenture, each Andrew convertible note ceased to be convertible into shares of Andrew common stock and became convertible, upon the terms and conditions specified in the indenture, into a combination of cash and shares of our common stock. Under the terms of the indenture, prior to maturity or earlier redemption, a holder of Andrew convertible notes has the right to request conversion of its Andrew convertible notes under the circumstances and pursuant to the procedures set forth in the indenture.

As of the date of this prospectus, the Andrew convertible notes are convertible into $986.15 in cash and 2.304159 shares of our common stock per $1,000 principal amount of notes (subject to adjustment from time to time and payments in lieu of fractional shares, as provided in the indenture).

Our common stock is traded on the New York Stock Exchange under the symbol “CTV.” On January 2, 2008, the closing price of our common stock on the New York Stock Exchange was $47.34 per share.

DESCRIPTION OF OUR CAPITAL STOCK

Pursuant to the Amended and Restated Certificate of Incorporation, the authorized capital stock of the Company consists of (i) 300,000,000 shares of common stock, of which 61,722,426 shares (excluding approximately 4,992,130 shares to be issued to former Andrew shareholders in connection with the merger) were issued and outstanding as of  December 31, 2007  and (ii) 20,000,000 shares of preferred stock, $.01 par value per share, none of which were issued and outstanding as of such date. All outstanding shares of common stock are, and the shares to be issued by the Company, will be, validly issued, fully paid and nonassessable.

Common Stock

Each holder of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors. Subject to the preferential rights of any outstanding series of preferred stock, and to any restrictions on payment of dividends imposed by our credit agreement, the holders of common stock will be entitled to such dividends as may be declared from time to time by the Board from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of our Company upon the liquidation, dissolution or winding up of our Company. Holders of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of our Company. Certain provisions of the certificate of incorporation and by-laws of our Company have the effect of making more difficult an acquisition of control of our Company in a transaction not approved by our board of directors.

Preferred Stock

Our authorized capital stock includes 20,000,000 shares of preferred stock, none of which are currently issued or outstanding. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

Transfer Agent

 The transfer agent for our common stock is Mellon Investor Services, L.L.C.

EXPERTS

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.  In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus supplement.  This prospectus supplement and the accompanying prospectus are part of that registration statement.  As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted.  You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the information incorporated by reference is accurate only as of the date of the documents containing the information.  Our business, financial condition, results of operations and prospects may have changed since that date.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and prior to the termination of the offering made hereby.  These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements.  You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.  All information incorporated by reference is part of this document, and later information that we file with the SEC will automatically update and supersede this information.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included in or delivered with this document:

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

●	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2007, for the fiscal quarter ended June 30, 2007 and for the fiscal quarter ended September 30, 2007.

●	Current Reports on Form 8-K filed with the SEC on February 23, 2007 (relating to Item 5.02), February 28, 2007, March 19, 2007, March 22, 2007, May 1, 2007, June 27, 2007, August 16, 2007,

October 31, 2007, December 4, 2007, December 4, 2007, December 6, 2007, December 26, 2007 and December 28, 2007.

●
The description of our common stock included in our Registration Statement on Form 8-A, dated April 24, 1997, filed with the SEC, including any amendment or reports filed for the purpose of updating such description.

You may request a copy of these incorporated documents at no cost by writing or telephoning us at the following address:

CommScope, Inc.
Attn: Investor Relations
1100 CommScope Place, S.E.
P.O. Box 339
Hickory, North Carolina 28602
Telephone: (828) 324-2200
E-mail: investor.relations@CommScope.com

PROSPECTUS	June 7, 2006
CommScope, Inc.

Common Stock
Preferred Stock
Senior or Subordinated Debt Securities
Convertible Debt Securities
Warrants

        We may, from time to time, offer to sell common stock, preferred stock, senior or subordinated debt securities, convertible debt securities and warrants. We refer to our common stock, preferred stock, senior or subordinated debt securities, convertible debt securities and warrants collectively as the "securities." The securities we may offer may be convertible into or exercisable or exchangeable for our other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

        This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

        We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

        Our common stock trades on the New York Stock Exchange under the symbol "CTV."

        Investing in our securities involves risks. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

        Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Company

        CommScope, Inc. is a world leader in the design and manufacture of cable and connectivity solutions for communications networks. We focus on the "last mile" in communications networks, which is the distribution access, or final link to the customer.

        Our business is organized into three segments: Enterprise, Broadband and Carrier.

        Our Enterprise segment consists mainly of structured cabling systems for business enterprise applications and connectivity solutions for wired and wireless networks within organizations. The Enterprise segment also includes coaxial cable for various video and data applications. Through our acquisition of the Connectivity Solutions business of Avaya Inc. on January 31, 2004, we became a global leader in structured cabling for business enterprise applications.

        Our Broadband segment primarily consists of coaxial cable, fiber optic cable and conduit for cable television system operators. These products support multi-channel video, voice and high-speed data services for residential and commercial customers using Hybrid Fiber Coaxial architecture. We are a global leader in broadband coaxial cables for the cable television industry.

        Our Carrier segment primarily consists of secure environmental enclosures for electronic devices and equipment, cables and components used by wireless providers to connect antennae to transmitters and apparatus for telephone central offices. These products are primarily used by telecommunications service providers or "carriers." We are a leading provider of environmentally secure enclosures and cables and components for wireless transmission systems in the United States.

About this prospectus

        This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission ("SEC") using the "shelf" registration process. By using a shelf registration statement, we and/or certain selling security holders may offer and sell, from time to time, in one or more offerings, the securities described in this prospectus. No limit exists on the aggregate amount of the securities we may sell pursuant to the registration statement.

        You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

        This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

        We urge you to read carefully both this prospectus and any prospectus supplement accompanying this prospectus, together with the information described under the headings "Where you can find more information" and "Incorporation by reference," before deciding whether to invest in any of the securities being offered.

        References in this prospectus to "CommScope," "we," "us," and "our" are to CommScope, Inc. and its subsidiaries. The term "you" refers to a prospective investor. Our principal executive offices are located at 1100 CommScope Place SE, Hickory, North Carolina 28602. Our phone number is (828) 324-2200.

Where you can find more information

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements, and the information regarding issuers, including us, that file electronically with the SEC. Our SEC filings are available to the public from the SEC's website at www.sec.gov and on our website at www.commscope.com.

Incorporation by reference

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by other information that is included or incorporated by reference into this document.

        This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC, which contain important information about us:

•    Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 filed on May 5, 2006;

•    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 1, 2006;

•    Our Current Reports on Form 8-K filed on February 13, 2006, March 1, 2006, March 23, 2006, and May 9, 2006;

•    The description of our common stock set forth in our Registration Statement on Form 8-A, dated April 24, 1997, as amended; and

•    The description of our preferred stock purchase rights set forth in our Registration Statement on Form 8-A, dated June 30, 1997, as amended.

        We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those "furnished" pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been "furnished" rather than filed in accordance with SEC rules) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC.

        For purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement contained in the previous document.

        You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number: CommScope, Inc., Attention: Investor Relations, 1100 CommScope Place SE, Hickory, NC 28602; telephone (828) 324-2200. The filings are also available on our website at www.commscope.com.

Risk factors

        Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Use of proceeds

        We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us from our sale of securities under this prospectus. We will not receive the net proceeds of any sales by selling security holders.

Description of the securities

        We may issue from time to time, in one or more offerings, the following securities:

                •    shares of common stock;

                •    shares of preferred stock;

                •    debt securities, which may be senior or subordinated;

                •    convertible debt securities; or

                •    warrants exercisable for common stock, preferred stock or debt securities.

        We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock, senior or subordinated debt securities, convertible debt securities or warrants that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement and other offering material relating to such offering.

Ratio of earnings to fixed charges and deficiency in the
coverage of earnings to fixed charges

        The following table sets forth the ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges for each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except ratios)
Ratio of earnings to fixed charges(1)	5.79	—	—	—	6.85	3.42	7.82
Deficiency in the coverage of earnings to fixed charges(1)	—	$(21,252)	$(13,953)	$(6,272)	—	—	—

(1)	In computing the ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity in losses of OFS BrightWave, and net gain on OFS BrightWave transaction, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of capitalized expense related to indebtedness, and an estimate of the interest component of rent expense under operating leases. Where earnings are inadequate to cover fixed charges, the deficiency is reported.

Selling security holders

        Information about selling security holders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

Legal matters

        The validity of any securities issued under this prospectus will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Any underwriters will be represented by their own legal counsel, which will be named in the applicable prospectus supplement.

Experts

        The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from CommScope's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Forward-looking statements

        Certain statements in this prospectus and in the documents that we incorporate by reference that are other than historical facts are intended to be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws and include but are not limited to those statements relating to our business position, plans, transition, outlook, revenues, earnings, margins, accretion, synergies and other financial items, restructuring plans, sales and earnings expectations, expected demand, cost and availability of key raw materials, internal production capacity and expansion, competitive pricing, relative market position and outlook. While we believe such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. These forward-looking statements are identified, in some cases, by the use of certain terms and phrases including but not limited to "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes," "think," "thinks" and "scheduled" and similar expressions.

        These statements are subject to various risks and uncertainties, many of which are outside our control, including, without limitation, changes in cost and availability of key raw materials and our ability to recover these costs from our customers through price increases; the challenges of executing our previously announced global manufacturing initiatives; the integration and expected synergies related to recent and any future acquisitions; customer demand for our products and the ability to maintain existing business alliances with our key customers or distributors; competitive pricing and acceptance of our products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; the possibility of further restructuring actions; possible future impairment charges for fixed or intangible assets; increased obligations under employee benefit plans; ability to achieve expected sales, growth and earnings goals; ability to achieve expected benefits from future acquisitions; costs of protecting or defending our intellectual property; ability to obtain capital on commercially reasonable terms; adequacy and availability of insurance; costs and challenges of compliance with domestic and foreign environmental laws; variability in expected tax rate; product performance issues and associated warranty claims; regulatory changes affecting us or the industries we serve; any changes required by the SEC in connection with its review of our public filings; authoritative changes in generally accepted accounting principles by standard-setting bodies; environmental remediation issues; terrorist activity or armed conflict; political instability; major health concerns; and any statements of belief and any statements of assumptions underlying any of the foregoing. These and other factors are discussed in greater detail in our periodic filings with the SEC. The information contained in this prospectus and in the documents incorporated by reference represents our best judgment at the date of this prospectus based on information currently available. However, we do not intend, and are not undertaking any duty or obligation, to update this information to reflect developments or information obtained after the date of this prospectus.